May 15, 2025

VIA EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-3233

Attention: Ruairi Regan and Pam Howell

Re:

Whitestone REIT

Registration Statement on Form S-3

File No. 333-287167

Filed May 9, 2025

Request for Acceleration of Effective Date

Dear Mr. Regan and Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Whitestone REIT (the “Registrant”), hereby requests that the effective date for the Registrant’s Registration Statement on Form S-3 (File No. 333-287167) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. (EDT) on May 19, 2025, or as soon thereafter as is practicable.

Please contact Richard Mattern of Bass, Berry & Sims PLC at (901) 543-5933 or rmattern@bassberry.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Mattern when this request for acceleration of effectiveness of the Registration Statement has been granted.

* * * *

Very truly yours,

WHITESTONE REIT

By: /s/ David K. Holeman

David K. Holeman

Chief Executive Officer

cc: Richard Mattern

(Bass, Berry & Sims PLC)